BIG BEAR DC

Annual Income and Expense Report
January - December 2023

	Total
INCOME	
Business Income	767,920
TOTAL INCOME:	**767,920**
EXPENSES	
Bank Fees, Merchant Services	14,450
Admin Costs	7,037
Permitting/Licensing	3,780
Construction Costs	23,478
Wages and Supplies	460,752
Payments to Artists	16,058
TOTAL EXPENSES:	**525,554**
NET ANNUAL PROFIT:	**242,365**

SD
DS

2023 Balance Sheet

BIG BEAR DC

12/28/2023

ASSETS	Dec, 23	LIABILITIES & EQUITY	Dec, 23
Current Assets		LIABILITIES	
Checking/Savings/Cash		Current Liabilities	
Cash and Checking	18,290	Accounts Payable	416.00
Total Checking/Savings/Cash	18,290	Long Term Debt	0.00
		Credit Card	0.00
		TOTAL LIABILITIES	**416.00**
		EQUITY	
		Equity	17,874
		TOTAL EQUITY	**17,874.00**
TOTAL ASSETS	**18,290**	**TOTAL LIABILITIES & EQUITY**	**18,290.00**

2023 Statement of Cash Flow

BIG BEAR DC

1/1/2023 to 12/28/2023

	TOTAL
OPERATING ACTIVITIES	
Net Earnings	232,457
Additions to Cash	
Decrease in Accounts Receivable	0
Increase in Accounts Payable	416
Subtractions from Cash	
Management Salary & Equity Draw	-276,296
Increase in Inventory	0
Net Cash Provided by Operating Activities	**-44,255**
FINANCING ACTIVITIES	
Credit Cards and Loans	0
Total Financing Activities	**0**
NET CASH INCREASE FOR PERIOD	**-44,255**
Cash at Beginning of Period	62,545
CASH AT END OF PERIOD	**18,290**